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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes o No x

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CONTENTS

Formula Systems Signs a Definitive agreement for the Acquisition of  Zap Group, Israel’s Largest Group of Consumer Websites

Formula Systems (1985) Ltd. (“Formula” or the “Company”) announced today the signing of a definitive agreement for the acquisition of 100% of the issued and outstanding share capital of Zap Group (“Zap”), Israel’s largest group of consumer websites. This acquisition is an additional strategic milestone in expanding Formula’s offering of digital solutions to small and medium-size businesses.

The press release announcing the foregoing is appended as Exhibit 99.1 to this Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: April 6, 2021	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

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 Exhibit Index

Exhibit No.	Description
99.1	Press release dated April 6, 2021 entitled “Formula Systems Signs a Definitive Agreement for the Acquisition of Zap Group , Israel’s Largest Group of Consumer Websites”.

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Exhibit 99.1

Formula Systems Signs a Definitive Agreement for the Acquisition of Zap Group, Israel’s Largest Group of Consumer Websites

Formula Systems Will Pay Approximately NIS 240 Million in Cash and up to an Additional NIS 60 Million in cash, Subject to ZAP Group Meeting Certain EBITDA Targets

Or-Yehuda, Israel April 6,2021 - Formula Systems (1985) Ltd. (NASDAQ and TASE: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, announced today that it signed a definitive agreement to acquire 100% of the issued and outstanding share capital of Zap Group from Apax Partners for a consideration of approximately NIS 240 million in cash (subject to certain adjustments) with a contingent amount of up to NIS 60 million in cash (up to a total purchase price of approximately NIS 300 million) which are subject to Zap Group meeting certain EBITDA targets during the first two years following the acquisition.

With approximately 300 employees, Zap Group is Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index).

The websites managed and offered by Zap Group provide small and medium-sized businesses in Israel with a broad and rich advertising platform and offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make educated purchase decisions in the best and most informed way.

The transaction is expected to close during April 2021, subject to certain regulatory approvals and the fulfillment of certain conditions set forth in the acquisition agreement. Formula will finance the acquisition through its own capital resources as well as from debt raised from financial institutions and/or the capital market.

Rami Hazan, CEO of Zap Group, noted: “We are proud to join Formula Group and are pleased to have the opportunity to continue to expand our consumer base and advanced digital marketing and advertising solutions offering under Formula’s leadership.

I am confident that under the Formula Group, Zap Group will be able to significantly promote its strategic plan to be positioned as an e-commerce arena which offers the most advanced and leading Marketplace in Israel, in addition to developing and promoting additional sites for new business sectors and expanding the digital services offerings to small and medium-sized companies and private consumers”.

Guy Bernstein, CEO of Formula Systems, noted: “We are pleased to welcome Zap Group, a leading group of consumer sites in Israel and a well-reputable brand in the Israeli market, offering a wide range of solutions in the field of advertising, website promotion, targeted mailing, etc. The solutions offered by Zap Group enable small and medium-size businesses to manage their commercial relationship with their consumers in a more efficient and accurate manner by using its digital marketing tools and customer targeting solutions based on big data, media and digital platforms, thereby generating significant value. The acquisition of ZAP Group serves as another milestone in Formula's strategy to offer digital based solutions to small and medium-size businesses. We will endeavor to create synergies between the business activities of Zap Group and other activities within the Formula Group, initially in the Israeli market and thereafter worldwide.”

Zap Group will be added to Formula Group’s portfolio, whose securities are traded on both the Tel Aviv Stock Exchange and the Nasdaq Global Select Market and which is the controlling shareholder of three publicly traded companies – Matrix IT Ltd., Sapiens International Corporation and Magic Software Enterprises Ltd.- as well as the privately held companies Michpal Micro Computers (1983) Ltd., Ofek Aerial Photography Ltd., InSync Inc. and TSG IT Advanced Systems Ltd. (jointly controlled with IAI).

About Formula

Formula Systems is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.